UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2019

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465).

ABILITY INC.

As previously disclosed in its Report on Form 6-K filed on November 21, 2018, on November 20, 2018, Ability Inc. (the “Company”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with a third party seller (the “Seller”) and Telcostar Pte, Ltd., a company incorporated in Singapore (“Telcostar”), and, as previously disclosed in its Report on Form 6-K filed on December 21, 2018, the Company and the Seller entered into an amendment to the Purchase Agreement on December 21, 2018.

On January 15, 2019, the Company, the Seller and Telcostar entered into an Amended and Restated Stock Purchase Agreement (the “Amended and Restated Purchase Agreement”), which amended and restated the Purchase Agreement in full, to, among other things, provide that all of the ordinary shares of the Company to be issued to the Seller shall be issued on the closing date of the transaction, and to make adjustments for certain payments between the parties under the Reseller Agreement, effective as of October 20, 2015, between Ability Computers and Software Industries Ltd., a wholly-owned subsidiary of the Company and Telcostar (the “Reseller Agreement”).

Immediately after the entry into the Amended and Restated Purchase Agreement, the Company completed the closing of the Amended and Restated Purchase Agreement (the “Closing”), and issued an aggregate of 354,609 ordinary shares of the Company to certain designees of the Seller. In addition, the Company issued to the Seller three warrants (the “Warrants”), with each warrant exercisable for 100,000 ordinary shares of the Company at an exercise price of $3.807 per share. The first warrant is exercisable for 30 days from and after the first anniversary of the Closing, the second warrant is exercisable for 30 days from and after the second anniversary of the Closing, and the third warrant is exercisable for 30 days from and after the third anniversary of the Closing.

Simultaneously with the Closing, the Reseller Agreement was terminated, and, as an additional condition to Closing, Telcostar, and a service provider to Telcostar (the “Service Provider”), who to the Company’s knowledge is an affiliate of the Seller, entered into a services agreement (the “Services Agreement”), with an effective date of January 1, 2019. Pursuant to the terms of the Services Agreement and in the manner contemplated thereby, the Service Provider will provide Telcostar with certain services and resources relating to the Ultimate Interception (ULIN) business (the “Services”). As consideration for the provision of the Services, Telcostar will pay the Service Provider an amount equal to the Service Provider’s actual cost of providing the Services, plus a 10% service fee. In addition to such amount, Telcostar shall reimburse Service Provider for certain out-of-pocket costs. The Services Agreement also provides that Telcostar, or any of its affiliates, will have an option to purchase, in its sole discretion and at any time until December 31, 2019, the assets used in connection with the Services, and to hire or employ any of the employees or contractors to perform the Services, for the aggregate sum of $1,000. The Services Agreement shall terminate as of December 31, 2019, unless terminated earlier by either party, with either party allowed to terminate the Services Agreement in its sole discretion at any time without cause upon 90 days’ written notice to the other party. The Services Agreement may also be terminated early by either party for material breach or insolvency.

The foregoing description of the Amended and Restated Purchase Agreement and Services Agreement do not purport to be a complete description of all of the terms of the Amended and Restated Purchase Agreement and Services Agreement, and are qualified in their entirety by reference to the full text of the Amended and Restated Purchase Agreement and Services Agreement, copies of which are furnished as Exhibits 10.1 and 10.2 hereto. Certain terms of the Amended and Restated Purchase Agreement and the Services Agreement have been omitted from this Report on Form 6-K and have been omitted from the version of the Amended and Restated Purchase Agreement and Services Agreement filed as Exhibit 10.1 and 10.2 hereto pursuant to a Confidential Treatment Request that the Company plans to submit to the Securities and Exchange Commission at the time of the filing of this Report on Form 6-K.

In connection with the Closing, on January 15, 2019, the Company issued a press release titled: “Ability Inc. Announces Closing of Stock Purchase Agreement.” A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit

10.1†	Form of Amended and Restated Share Purchase Agreement dated as of January 15, 2019

10.2†	Form of Services Agreement dated as of January 15, 2019

99.1	Press release dated January 15, 2019

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: January 15, 2019

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